UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

EPOLIN, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

294276100
(CUSIP Number)

David M. Kaye, Esq. Kaye Cooper Fiore Kay & Rosenberg, LLP 30A Vreeland Road, Suite 230 Florham Park, New Jersey 07932 (973) 443-0600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 294276100

1	NAMES OF REPORTING PERSONS
James Ivchenko
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

This Amendment No. 1 amends the Statement on Schedule 13D (the “Original 13D”) filed on May 30, 2012 by James Ivchenko (the “Reporting Person”).  Capitalized terms used but not otherwise defined in this Amendment No. 1 should have the meanings ascribed thereto in the Original 13D.

Item 4.  Purpose of Transaction

Item 4 is hereby amended as follows:

In connection with the Offer and pursuant to the Tender and Voting Agreement executed by the Reporting Person, the Reporting Person tendered 1,589,587 shares which included 1,130,000 shares held of record by the Reporting Person and 439,587 shares held by the Reporting Person and his wife, as joint tenants.  The Offer expired at 5:00 PM, New York City time, on June 12, 2012 (the “Expiration Date”).  On June 13, 2012, the Issuer issued a press release announcing the results and expiration of the Offer.  Based upon the final information provided by the depositary for the Offer and reported by the Issuer, as of the Expiration Date, 10,239,351 Shares have been tendered and not withdrawn prior to the expiration of the Offer (which includes 14,500 shares tendered pursuant to notices of guaranteed delivery) which represents approximately 82.2% of all outstanding Shares on a fully diluted basis.  Purchaser has accepted for payment in accordance with the terms of the Offer all Shares that were validly tendered and not withdrawn in the Offer.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended to read as follows:

Immediately prior to the Expiration Date, the Reporting Person beneficially owned 1,589,587 shares of Common Stock of the Issuer, or 12.8% of the Common Stock outstanding, which included 1,130,000 shares held of record by the Reporting Person, 439,587 shares held by the Reporting Person and his wife, as joint tenants, and 20,000 shares which the Reporting Person has the right to acquire pursuant to the exercise of options granted to him under the Issuer’s 1998 Stock Option Plan which options are exercisable at $0.41 per share.

By reason of such beneficial ownership, the Reporting Person has had sole voting and dispositive power with respect to such shares of Common Stock except that as a result of the Tender and Voting Agreement, the Reporting Person and the Parent were deemed to share voting and dispositive power with respect to 1,589,587 shares of Common Stock held by the Reporting Person.

As described in Item 4, in connection with the Offer and the Tender and Voting Agreement, the Reporting Person tendered 1,589,587 shares held by him.

The Merger Agreement provides that each outstanding option that is outstanding immediately prior to the Effective Time whether or not then vested and exercisable, will be cancelled and, in consideration of such cancellation, Parent will, or will cause the surviving corporation to, promptly following the Effective Time, pay to such holders of options, an amount in respect thereof equal to the product of (x) the excess, if any, of (1) the Offer Price over (2) the exercise price of each such option multiplied by (y) the total number of Shares previously subject thereto (such payment, if any, to be reduced by applicable taxes withheld).  Insofar that the options held by the Reporting Person are exercisable at $0.41 per share, none of such options will entitle the Reporting Person to cash-out any of his outstanding options pursuant to the Offer.

As a result of the completion of the Offer by the Parent on June 13, 2012, the Reporting Person no longer beneficially owns any securities of the Issuer, except for the options held by the Reporting Person which as described above will be cancelled but are deemed worthless insofar that the options held by the Reporting Person are exercisable at $0.41 per share which will not entitle the Reporting Person to cash-out any of his outstanding options pursuant to the Offer.

This is the final amendment to this Schedule 13D, and an exit filing for the Reporting Person.

Except as set out above, the Reporting Person has not effected any other transaction in any securities of the Issuer in the past sixty days.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2012	By:	/s/ James Ivchenko
JAMES IVCHENKO